PROMETRIC, INC.
                              1000 LANCASTER STREET
                              BALTIMORE, MD 21202


                                December 20, 2002


VIA EDGAR
---------
Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549

Re:  Prometric, Inc.
     Withdrawal of Registration Statement on Form S-1 (File No. 333-87683)

Ladies and Gentlemen:

     In accordance with Rule 477 of the Securities Act of 1933, as amended, Prometric, Inc. (the "Company") hereby withdraws its Registration Statement on Form S-1 (File No. 333-87683), as amended, (the "Registration Statement") that was originally filed with the Securities and Exchange Commission on September 24, 1999. The Company is withdrawing the Registration Statement because, due to a change in management, it does not intend to conduct the offering of shares of Common Stock contemplated in the Registration Statement. No shares of Common Stock of the Company have been issued or sold under the Registration Statement.

     Please forward a copy of the order consenting to the withdrawal of the Registration Statement to our counsel, Mari-Anne Pisarri, Pickard and Djinis LLP, 1990 M Street, NW, Suite 660, Washington DC, 20036. Please feel free to call Mari-Anne Pisarri at (202) 223-4418 with any questions you may have with respect to Prometric, Inc.'s withdrawal of its Registration Statement on Form S-1.

                                       Sincerely,




                                   By:  /s/  Edward A. Friedland
                                       --------------------------------------
                                       Edward A. Friedland
                                       Vice President and Assistant Secretary


cc: Rob N. Nalavale


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